WYNDHAM WORLDWIDE CORPORATION

Seven Sylvan Way

Parsippany, NJ 07054

July 10, 2006

VIA FACSIMILE & EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Wyndham Worldwide Corporation (the “Company”)
Registration Statement on Form 10 (File No. 001-32876)

Ladies and Gentleman:

Pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, we respectfully request that the effective date of the Registration Statement on Form 10 (File No. 001-32876) be accelerated by the Securities and Exchange Commission (the “Commission”) to 3:30 p.m. Eastern Standard Time on July 12, 2006 or as soon as practicable thereafter.

The Company acknowledges that should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that they may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Daniel E. Wolf of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3688 and that such effectiveness also be confirmed in writing.

Very truly yours,

WYNDHAM WORLDWIDE CORPORATION

/s/ Scott G. McLester
By:	Scott G. McLester
Title:	Executive Vice President and General Counsel